ENERGY FUELS PREPARES TO RESUME DEVELOPMENT AT HIGH-GRADE
CANYON URANIUM MINE; UPDATE ON PINENUT AND ALTERNATE FEED
MATERIALS

February 6, 2015

  Energy Fuels is preparing to resume development at its high-grade Canyon mine, located in northern Arizona

  The Canyon mine contains 1.63 million pounds of U3O8 with an average grade of 0.98%

  Ore production at the Pinenut mine continues to meet expectations in terms of total tonnage mined, ore grade and pounds of U3O 8 recovered

  Energy Fuels is clearly emerging as the dominant mining company focused on U.S. uranium production by adding ISR production through its pending acquisition of Uranerz Energy Corporation

Lakewood, Colorado – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels” or the “Company”) is pleased to announce that preparations have begun to restart active mining operations at the Canyon mine, a high-grade “breccia pipe” uranium mine located in northern Arizona, USA.

The Company expects to begin to transition mining personnel from its currently-producing Pinenut mine to the Canyon mine during the 2nd quarter of 2015, at which point the Company expects the economic resources at the Pinenut mine to be depleted. The Company’s skilled mining personnel have gained valuable experience mining high-grade “breccia pipe” deposits, including the Arizona 1 and Pinenut mines. In addition, the Company has placed orders for significant capital and operational equipment to be utilized during mine development and ore production operations.

At the current time, surface development at the Canyon mine, including a headframe, evaporation pond, hoist, environmental controls, and an office/maintenance facility, is in place. In addition, to date, approximately 275 feet of shaft has been sunk. To complete the mine, the Company expects to sink an additional 1,200 feet of shaft, install two ventilation shafts, and complete underground development. According to a 2012 Technical Report, prepared in accordance with National Instrument 43-101, the Canyon deposit has 1.63 million pounds of uranium with an average grade of 0.98% eU3O8 contained in 83,000 tons of Inferred Mineral Resources.

Ongoing ore production at the Company’s Pinenut mine continues to meet expectations, in terms of total tonnage mined, ore grade and pounds of uranium recovered. All ore currently being produced at the Pinenut mine is in the process of being transported to the Company’s White Mesa Mill, which the Company expects to process in a future mill campaign to meet the Company’s FY-2016 and FY-2017 contract delivery requirements.

Both Pinenut and Canyon are “breccia pipe” uranium deposits located in Northern Arizona. These deposits contain the highest-grade uranium deposits in the U.S., and among the highest-grade uranium deposits in the World (outside of Canada’s Athabasca Basin). As a result of their high-grades, these projects are among the lowest cost sources of uranium production in Energy Fuels’ portfolio. Mining these deposits also results in minimal environmental impact and low capital costs, as they typically require less than 20-acres of surface disturbance which will be fully reclaimed at the end of the mine’s life. In addition to the Pinenut and Canyon mines, the Company holds the EZ Complex, two closely situated high-grade “breccia pipe” uranium deposits located in Northern Arizona. The Company is currently evaluating commencing permitting operations on the EZ Complex.

The Company is also pleased to provide an update on its alternate feed materials processing. Alternate feed materials are typically the lowest-cost sources of uranium production in Energy Fuels’ portfolio, and among the lowest-cost sources of uranium production in the World. At the current time, the White Mesa Mill continues to process alternate feed materials under existing contracts and mill license amendments. Earlier in 2014, the Mill was issued a new license amendment for processing another source of alternate feed materials and began receiving that material in mid-2014. The Mill has also applied for an additional license amendment to process another new source of alternate feed material.

Stephen P. Antony, President and CEO of Energy Fuels stated: “Over the past six months, uranium spot prices have increased by about 35%, and are currently showing strength. Nevertheless, prices still remain too low to result in the increases in uranium production we expect the World will need to meet expected long-term demand. Until these expected price increases occur, Energy Fuels is continuing to focus on our lowest cost sources of uranium production, including mining our Arizona projects and processing alternate feed materials. Production at the Pinenut mine has exceeded our expectations over the past year, and I personally thank our miners and mill workers for their professionalism, hard-work and commitment to safety and environmental protection. We look forward to achieving similar success at the Canyon mine.”

Mr. Antony continued: “We also expect to grow the Company’s near-term production and future scalability through our recently announced agreement to acquire Uranerz Energy Corporation. Uranerz (NYSE MKT: URZ; TSX: URZ) is the newest uranium producer in the U.S. They produce uranium at their Nichols Ranch Project utilizing in-situ recovery (ISR) in Wyoming’s Powder River Basin, a district that produces about 50% of all uranium produced in the U.S. Indeed, with our pending acquisition of Uranerz, I believe people are now beginning to recognize that Energy Fuels is clearly emerging as the dominant mining company focused on U.S. uranium production.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels Inc.

Energy Fuels Inc. is currently America's largest conventional uranium producer, which is expected to supply approximately 20% of the uranium produced in the U.S. in 2014. Energy Fuels operates the White Mesa mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has an annual licensed capacity of over 8 million pounds of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. Energy Fuels’ common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to mining and processing resources at the Pinenut mine, the potential for placing the Canyon mine into production, current and future growth of the Company’s alternate feed materials business, the ability of the Company to receive license amendments, fulfillment of existing and future alternate feed contracts, uranium markets, future production scalability, the proposed acquisition of Uranerz Energy Corporation, and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: mining and processing resources at the Pinenut mine; the potential for placing the Canyon mine into production; current and future growth of the Company’s alternate feed materials business; the ability of the Company to receive license amendments; fulfillment of existing and future alternate feed contracts; the proposed acquisition of Uranerz Energy Corporation; uranium markets; future production scalability; the volatility of the international marketplace; future uranium prices; the ability to raise capital to fund project development; the ability to complete future acquisitions and other risk factors as described in Energy Fuels’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com